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william J. bielefeld william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

October 8, 2024

VIA EDGAR

Tony Burak

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	MA Specialty Credit Income Fund (the “Fund”)
File No. 811-23978; 333-280620

Dear Mr. Burak:

We are writing in response to comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on September 30, 2024, regarding the Fund’s submission of pre-effective amendment no. 1 to its registration statement on Form N-2 that was filed with the SEC on August 27, 2024 (the “Registration Statement”) and correspondence filed with the SEC on August 27, 2024 (the “Prior Correspondence”). The Fund has considered these comments and has authorized us to make the responses discussed below on its behalf.

Each of the Staff’s comments is presented below and each comment is followed by the applicable response. Undefined capitalized terms used herein have the same meaning as in the Registration Statement.

GENERAL

1.	Comment: In its response to Comment 9 of the Prior Correspondence with respect to private funds managed by the Adviser transferring their assets to the Fund prior to the Fund’s registration as an investment company, the Fund indicated that its “acquisition of the assets in each private fund constituted less than substantially all of the private fund’s portfolio investments at the time of the transaction.” Please clarify what the Fund meant by “less than substantially all.”

Response: The Fund supplementally notes that it acquired assets from two private funds managed by the Adviser (“Private Fund 1” and “Private Fund 2” and each, a “Private Fund”). The Fund acquired assets from each of Private Fund 1 and Private Fund 2 that, in the aggregate, represented: (1) 15% of the value of the portfolio investments of Private Fund 1 (or 14% of the value of its total assets) and (2) 54% of the value of the portfolio investments of Private Fund 2 (or 52% of the value of its total assets).1 (“Portfolio investments” excludes any cash or cash equivalents held by the relevant Private Fund.)

[1]	Each of the acquisitions was accomplished in two separate transactions, which occurred within one month of one another. The percentages listed herein are based on the value of each Private Fund’s portfolio immediately prior to the first transaction in which it was involved. There was not a material change in the value of the assets of either Private Fund during the period between the two stages of the acquisitions.

2.	Comment: Please elaborate on the response to Comment 9(a) of the Prior Correspondence with more specificity as to the rationale for the transaction described in Comment 1 above.

Response: The Fund supplements its response to Comment 9(a) of the Prior Correspondence by noting that the transaction served the purpose of providing the Fund with an initial portfolio of investments that are consistent with the Fund’s investment strategy and objective. This initial portfolio enabled the Fund to commence its operations with its initial seed capital deployed and avoid cash drag on its performance during its ramp-up period.

3.	Comment: Please confirm that the Registration Statement will include the Fund’s schedule of investments that will reflect the initial portfolio of investments after the transaction described in Comment 1 above.

Response: The Fund confirms that a schedule of investments reflecting the initial portfolio of investments after the transaction will be included in the Fund’s audited financial statements, which will be filed in a subsequent pre-effective amendment to the Registration Statement.

4.	Comment: Please provide a transfer date, or range of dates, for when the transfers described in Comment 1 above were made.

Response: The transfers described in Comment 1 were made between May 28, 2024 and June 28, 2024.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3386.

Sincerely,

/s/ William Bielefeld
William Bielefeld

cc:	Jay Williamson, U.S. Securities and Exchange Commission
Karen Rossotto, U.S. Securities and Exchange Commission
Matthew Barsamian, Esq, Dechert LLP

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